Exhibit 99.1

Medigus: ScoutCam Receives U.S. Patent Notice of Allowance for its Top Camera Technology

Technology previously earned ScoutCam an official global NASA tender bid for the camera used in NASA’s third Robotic Refueling Mission (RRM3)

OMER, Israel, October 28, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced it was informed that ScoutCam Inc. (OTCQB: SCTC) Medigus’ affiliate company and a leading developer and manufacturer of customized micro visual solutions and supplementary technologies, received a patent notice of allowance by the United States Patent and Trademark Office, covering, among other things, ScoutCam’s innovative design of Printed Circuit Boards (PCBs), which is included in the camera head. This technology covered by the notice would enable ScoutCam to design and manufacture smaller scale cameras than its competitors per given sensor.

ScoutCam used this technology for the design of its second-generation camera for NASA, which was used in-orbit during its third Robotic Refueling Mission (RRM3) on October 19th-22nd, 2020.

The unique technology enabled the Company to be selected at the United States Government's international tender bid for the design and production of this camera. In addition to its miniature size, the versatile micro ScoutCam 8.0 HD camera features state of the art customizable optics and noteworthy image quality.

Furthermore, the ability to down scale the camera's diameter carries distinct benefits in the medical device context, in which minimizing an object upon entry into the body - in this case the camera - provides a vital advantage. ScoutCam intends to use this technology to further develop and sell cameras to medical device manufacturers, especially for disposable endoscopes – a market that conducts approximately 75 million endoscopies each year in the U.S. alone – as well as for minimally invasive surgical endoscopic procedures that afford even higher margins.

“As we are engaged in designing and manufacturing innovative novel products, a strong IP portfolio is essential. This notice of allowance for the patent further strengthens our broad IP portfolio. We see this approval as another testimony to our innovation as well as the acceptance we witness by industry leaders, such as NASA and others," said Yaron Silberman, PhD MBA, Chief Executive Officer of ScoutCam.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus Ltd. is using forward-looking statements when it discusses its belief that the patent notice will enable ScoutCam to design and manufacture smaller scale cameras than its competitors per given sensor, the ability to down scale the camera’s diameter carries benefits in the medical device context and a vital advantage and the belief that the patent notice is another testimony to ScoutCam’s innovation and acceptance by industry leaders. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com